As filed with the Securities and Exchange Commission on July 10, 2020

Securities Act File No. 333-228959
Investment Company Act File No. 811-23407

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

YieldStreet Prism Fund Inc.
(Exact Name of Registrant as Specified in the Charter)

300 Park Avenue, 15th Floor
New York, NY 10022
(Address of Principal Executive Offices)

(844) 943-5378
(Registrant’s Telephone Number, Including Area Code)

Ivor C. Wolk, Esq.

General Counsel
YieldStreet Prism Fund Inc.
300 Park Avenue, 15th Floor
New York, NY 10022
(Name and address of agent for service)

COPIES TO:

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington DC 20005
Tel: (202) 729-7470
Fax: (202) 730-4520

Approximate date of proposed public offering:
As soon as practicable after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407) of YieldStreet Prism Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements are presented in the statement of additional information:

Page
Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of November 20, 2019	F-3
Notes to Financial Statements	F-4

(2)	Exhibits

(a)	Form of Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit (a) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on December 6, 2019)
(b)	Form of Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on December 6, 2019)
(d)	Form of Subscription Agreement*
(e)	Form of Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 4 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on January 14, 2020)
(g)(1)	Form of Investment Advisory Agreement by and between the Company and the Adviser (incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on December 6, 2019)
(j)(1)	Form of Custody Agreement (incorporated by reference to Exhibit (j)(1) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(j)(2)	Form of Foreign Custody Manager Agreement (incorporated by reference to Exhibit (j)(2) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(k)(1)	Form of Administration Agreement by and between the Company and the Administrator (incorporated by reference to Exhibit (k)(1) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(k)(2)	Form of Services Agreement by and among the Company, the Administrator and certain other parties thereto (incorporated by reference to Exhibit (k)(2) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(k)(3)	Form of Amendment One to the Services Agreement by and among the Company, the Administrator and certain other parties thereto (incorporated by reference to Exhibit (k)(3) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(k)(4)	Form of Amendment Two to the Services Agreement by and among the Company, the Administrator and certain other parties thereto*
(k)(5)	Form of Trademark License Agreement by and between the Company and YieldStreet Inc. (incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(l)	Opinion of Venable LLP, as special Maryland counsel for the Company (incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 4 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on January 14, 2020)
(n)(1)	Consent of Venable LLP, as special Maryland counsel for the Company (incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 4 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on January 14, 2020)
(n)(2)	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(2) to Pre-Effective Amendment No. 4 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on January 14, 2020)

(n)(3)	Power of Attorney (incorporated by reference to Exhibit (n)(3) to Pre-Effective Amendment No. 2 to the Registration Statement (File Nos. 333-228959 and 811-23407) filed on November 13, 2019)
(r)(1)	Form of Code of Ethics of the Registrant (incorporated by reference to Exhibit (r)(1) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)
(r)(2)	Form of Code of Ethics of the Adviser (incorporated by reference to Exhibit (r)(2) to Pre-Effective Amendment No. 3 to the Registration Statement (File Nos. 333-228959 and 811- 23407) filed on December 6, 2019)

* Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this registration statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$121,200
Accounting fees and expenses	$122,500
Legal fees and expenses	$1,150,000
Printing and engraving	$2,250
Transfer Agent fees	$69,000
Miscellaneous fees and expenses	$35,050

Total	$1,500,000

The amounts set forth above, except for the SEC registration fee, are in each case estimated. All of the expenses set forth above shall be borne by the Company.

Item 28.	Persons Controlled by or Under Common Control

The information contained under the headings “Management", "Certain Relationships and Related Party Transactions", and "Control Persons and Principal Stockholders" in this Registration Statement is incorporated herein by reference.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Company’s capital shares at July 8, 2020.

Title of Class	Number of Record Holders
Shares of common stock	724

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter obligates us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the Company or any individual who, while a director or officer of the Company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which ours does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Adviser and its affiliates (each, an “Indemnitee”) are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee’s gross negligence, knowing and willful misconduct, or fraud, or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Company who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our shares or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action; provided that the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

The Adviser, a Delaware limited liability company, serves as our administrator. The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Administration Agreement or otherwise as administrator for the Company. The Administrator expects to retain one or more sub-administrators from time to time, pursuant to certain sub-administration agreements, to provide certain administrative services to the Company on behalf of the Administrator. Any such sub-administration agreements will be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and are expected to contain a provision requiring such sub-administrator(s) to comply with the same restrictions applicable to the Administrator.

Initially, ALPS Fund Services, Inc., together with certain affiliated entities, has been retained to serve as our sub-administrator and to provide us with certain administrative services on behalf of the Administrator.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide our directors and officers the maximum indemnification and advance of expenses permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or officer who is a party to the agreement.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser and each director or executive officer of the Adviser is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the sections entitled “Management—Board of Directors,” “Executive Officers,” and “Investment Advisory Agreement”. Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-107574), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, YieldStreet Prism Fund Inc., 300 Park Avenue, 15th Floor, New York, NY 10022;

(2)	the Transfer Agent, DST Asset Manager Solutions, Inc., 430 W. 7th Street, Kansas City, MO 64105;

(3)	the Custodian, Bank of New York Mellon, One Wall Street, New York, NY 10286;

(4)	the Adviser, YieldStreet Management, LLC, 300 Park Avenue, 15th Floor, New York, NY 10022; and

(5)	the Administrator, YieldStreet Management, LLC, 300 Park Avenue, 15th Floor, New York, NY 10022.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)	We hereby undertake to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	Not applicable.

(3)	Not applicable.

(4)	We hereby undertake:

(i)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];

b.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

c.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(iii)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(iv)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(v)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

a.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

b.	the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

c.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	Not applicable.

(6)	We hereby undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Post-Effective Amendment No. 1 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of July, 2020.

YieldStreet Prism Fund Inc.
By:	/s/ Milind Mehere
	Name:	Milind Mehere
	Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 to this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, in the capacities indicated, on this 10th day of July, 2020. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ Michael Weisz Michael Weisz	President and Director	July 10, 2020

/s/ Milind Mehere Milind Mehere	Chief Executive Officer and Director (Principal Executive Officer)	July 10, 2020

/s/ Jimmy Pandhi Jimmy Pandhi	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 10, 2020

* John Siciliano	Director	July 10, 2020

* William Riegel	Director	July 10, 2020

* James Jessee	Director	July 10, 2020

*	Signed by Milind Mehere pursuant to a power of attorney signed by each individual and filed with this Registration Statement on November 13, 2019.